UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2003

(Commission File No. 001-14487)

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of registrant's name in English)

Rua Humberto de Campos, 425 - 8° andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F **X** Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ___   No **X**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Date: October 30, 2003

By _____

Name: Marcos Grodetzky
Title: Director of Investor Relations

TELEMAR WILL NOT ACQUIRE AN INTEREST IN BCP

Rio de Janeiro, October 30, 2003 — Telemar Norte Leste (TMAR), operational subsidiary of Tele Norte Leste Participações (NYSE: TNE), announced today that it has decided not to acquire an interest in BCP once America Movil (NYSE:AMX) completes its acquisition; both companies will work for the six months following the BCP acquisition to develop and execute commercial and operational agreements.

For more information, please contact:

TNE – INVESTOR RELATIONS
Roberto Terziani (terziani@telemar.com.br) 55 21 3131 1208

Carlos Lacerda (carlosl@telemar.com.br) 55 21 3131 1314

Fax: 55 21 3131 1155

THE GLOBAL CONSULTING GROUP
Kevin Kirkeby (kkirkeby@hfgcg.com)

Mariana Crespo (mariana.crespo@hfgcg.com)

Tel: 1 646 284 9400

Fax: 1 646 284 9494

Visit our Investor Relations Website: www.telemar.com.br/ir
